Rachael M. Bushey

direct dial:  215.981.4803

busheyr@pepperlaw.com

February 20, 2015

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Zynerba Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted January 12, 2015

CIK No.: 0001621443

Dear Mr. Riedler:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 5, 2015 (the “Comment Letter”) in connection with the above-referenced draft registration statement (the “Registration Statement”) as originally submitted by Zynerba Pharmaceuticals, Inc. (the “Company”) with the SEC on January 12, 2015.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in Company’s responses are to page numbers to the Company’s Registration Statement on Form S-1, which is being filed concurrently with this response.

We have also underlined and italicized our proposed changes to the Registration Statement.

Table of Contents

1.                                                                                      We note your statements on the bottom of the Table of Contents page that, “[i]ndustry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.” In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement from your registration statement.

The Company has revised its disclosure to delete this statement in response to the Staff’s comment.  Please see the revised Table of Contents.

Prospectus Summary, page 1

2.                                                                                      Please describe the meaning and significance of the term “pro-drug” at your first reference.

The Company has revised its disclosure to describe the meaning and significance of the term “pro-drug” at the first reference in response to the Staff’s comment.  Please see page 2.

3.                                                                                      Please expand your disclosure to briefly explain the extent to which your intellectual property relating to either ZYN001 or ZYN002 was developed internally or licensed from a third party, and if so, from whom.

The Company has revised its disclosure to explain that the intellectual property relating to ZYN001 and ZYN002 was developed internally in response to the Staff’s comment.  Please see pages 4 and 74.

Our Product Candidates, page 3

4.                                                                                      We note your disclosures relating to U.S. Market Size on page 3.  Please include the dates to which these disclosures refer and make any corresponding changes throughout the prospectus.

The Company has revised its disclosures to indicate that the U.S. Market Size disclosure refers to 2012 data in response to the Staff’s comment.  Please see pages 3, 65 and 69.

Use of Proceeds, page 43

5.                                                                                      Pursuant to the requirements of Item 504 of Regulation S-K, you must disclose the approximate amount of proceeds intended to be used for each such purpose.  Accordingly, please revise your disclosure to provide your best reasonable estimate of the amount of proceeds that will be used for each of the following:

•                                          to fund development efforts of your product candidates, ZYN001 for the treatment of patients with peripheral neuropathic pain, fibromyalgia and chronic cancer pain; and

•                                          to fund development efforts of your product candidates ZYN002 for the treatment of patients with refractory epilepsy and osteoarthritis.

The Company has revised its disclosures to provide the approximate amount of the offering proceeds intended for ZYN001 and ZYN002.  Please note that the revised disclosure currently contains blanks for amounts that will not be determinable until we have determined the price range and offering size.  We will include all amounts in a subsequent amendment to the Registration Statement and we will allow sufficient time for the Staff to review the amounts and for us to respond to any comments that may result from the Staff’s review.  Please see pages 7 and 41.

6.                                                                                      Please expand your disclosure to include how far in the clinical development process you expect the proceeds from this offering will enable you to reach for each of the product candidates by indication.

The Company has revised its disclosure to include how far in its clinical development process the Company expects the proceeds from the offering will enable it to reach.  Please note that the revised disclosure currently contains blanks for information that will not be determinable until we have determined the price range and offering size.  We will include all such information in a subsequent amendment to the Registration Statement and we will allow sufficient time for the Staff to review the information and for us to respond to any comments that may result from the Staff’s review.  Please see page 41.

Research and Development Expenses, page 53

7.                                                                                      You state that you “track and record information regarding external research and development expenses for each study or trial that we conduct.”  Please expand your disclosures to include the total costs incurred during each period presented and from inception to date for each key research and development project.

The Company has expanded its disclosure to include the total costs incurred during the requested time periods for ZYN001 and ZYN002.  Please see page 53.

Fair Value of Common Stock and Stock-Based Compensation, page 55

8.                                                                                      Please note we may have comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price.  Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company respectfully acknowledges the Staff’s comment. In a future amendment to the Registration Statement, the Company will provide additional disclosures concerning stock based compensation once a price range has been determined.  In addition, at that time we will provide the Staff with the quantitative and qualitative information requested.

U.S. Government Rights, page 81

9.                                                                                      Please revise your disclosure to clarify whether the United States government could have any claim or right to use the intellectual property related to ZYN001 or ZYN002.

The Company has revised its disclosure to clarify the claims or rights that the United States government could have to use the intellectual property related to ZYN001 or ZYN002 in response to the Staff’s comment.  Please see page 75.

Manufacturing, page 81

10.                                                                               Please expand your disclosure regarding your manufacturing agreements with ProSolus Pharmaceuticals and University of Iowa Pharmaceuticals to provide the material terms of each agreement, each party’s rights and obligations, the duration of the agreement, termination provisions and any payment provisions.  Also, please file the agreements as exhibits.

The Company has revised its disclosure to remove references to the manufacturing  agreements with ProSolus Pharmaceuticals and University of Iowa Pharmaceuticals.  The Company respectfully advises the Staff that the manufacturing agreements are not material for purposes of Item 601(b)(10) as the Company is not substantially dependent on either of the manufacturing contracts.  Accordingly, the Company has not filed such agreements as exhibits to the Registration Statement.  Please see page 76.

Albany College of Pharmacy, page 98

11.                                                                               We note the Patent Assignment Consideration Agreement (“Agreement”) filed as Exhibit 10.17.  Please disclose the products to which this intellectual property relates and the nature of the patent protection.  Please advise us and clarify in the disclosure whether all right, title and interest in and to the Inventions and Assigned Patent Rights as defined in the Agreement is the same as all of ACP’s right, title and interest in the patent applications that were assigned to the Company.  If not, please revise this section to explain any difference in scope of the assigned property.  Please also disclose if the rights assigned to the Company are now exclusively held by the Company.  If not, identify the parties who share rights to use the assigned intellectual property with the Company.

The Company has revised its disclosure to include the products to which the intellectual property relates and the nature of the patent protection and to further clarify the disclosure in response to the Staff’s comment.  The Company respectfully advises the Staff that all of Albany College of Pharmacy’s right, title and interest in the patent applications were assigned to the Company, and has revised its disclosure to clarify the same in response to the Staff’s comment.  Please see page 92.

Non-Employee Directors, page 101

12.                                                                               Please expand your disclosure regarding Messrs. Wagenheim and Gailar to briefly describe the principal business of any corporation or other organization in which such occupations and employment were carried on and whether any such entities are a parent, subsidiary or affiliate, in accordance with Item 401 of Regulation S-K.

The Company has expanded its disclosures to briefly describe the principal business of the organizations with which Messrs. Wagenheim and Gailar were employed in response to the Staff’s comment.  The Company respectfully advises the Staff that none of the organizations at which either of Messrs. Wagenheim or Gailar were employed is a parent, subsidiary or affiliate of the Company.  Please see page 95.

Separation Agreement and Patent Assignment with Ms. Stinchcomb, page 107

13.                                                                               Please include all amounts paid to Ms. Stinchcomb pursuant to the Separation Agreement in the Summary Compensation Table, in accordance with Item 402(n)(2)(ix)(D) of Regulation S-K.

The Company has revised the Summary Compensation Table to include all amounts paid to Ms. Stinchcomb pursuant to the Separation Agreement in response to the Staff’s comment.  Please see page 100.

14.                                                                               Please expand your disclosure to describe the certain competitive activities that Ms. Stinchcomb is prohibited from engaging in for two years pursuant to the Separation Agreement.

The Company has revised its disclosure to describe the particular competitive activities that Ms. Stinchcomb is prohibited from engaging in in response to the Staff’s comment.  Please see page 101.

Policies and Procedures for Related Party Transactions, page 117

15.                                                                               We note your disclosure with respect to the subsequent ratification of related party transactions by your proposed audit committee.  Please expand your disclosure to explain the effects to the company and stockholders if any related party transaction does not receive ratification following the consummation of a related party transaction.

The Company has expanded its disclosure to explain the effects to the Company and stockholders if any related party transaction does not receive ratification following the consummation of a related party transaction in response to the Staff’s comment.  Please see page 111.

Other Comments

16.                                                                               Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

The Company respectfully acknowledges the Staff’s comment and will file the outstanding exhibits as soon as practicable. The Company also acknowledges and understands that the Staff may have further comments upon the examination of these exhibits.

17.                                                                               Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company respectfully acknowledges the Staff’s comment and undertakes to provide copies of any additional artwork or graphics in connection with a subsequent amendment to the Registration Statement.

18.                                                                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it is supplementally providing the Staff with copies of slide deck presentations used in meetings with potential investors in reliance on Section 5(d) of the Securities Act.

We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.263.0163.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Jeffrey P. Libson, Esq., and Steven J. Abrams, Esq., Pepper Hamilton LLP Steven D. Singer, Esq., and Lisa Firenze, Esq., Wilmer Cutler Pickering Hale and Dorr LLP